Exhibit 4.31

Certain portions of this exhibit have been omitted because they are not material and the registrant customarily and actually treats

that information as private or confidential.

FIFTH AMENDMENT TO

EXCLUSIVE LICENSE AGREEMENT

This Fifth Amendment to Exclusive License Agreement (this “Amendment”) is made and entered into as of this 14 December, 2021 (the “Amendment Effective Date”) by and between Celyad Oncology SA, a Belgian company located at Rue Edouard Belin 2, 1435 Mont-Saint-Guibert, Belgium (“Company”), and the Trustees of Dartmouth College, a non-profit educational and research institute existing under the laws of the State of New Hampshire, and being located at Hanover, New Hampshire 03755 (“Dartmouth”).

WHEREAS, the parties to this Amendment entered into that certain Exclusive License Agreement dated April 30, 2010 (as amended on February 20, 2012, July 26, 2013, January 4, 2015, and August 2, 2017, the “License Agreement” and inclusive of this Amendment, the “Agreement”);

WHEREAS, Company has fully assumed the rights and obligations of OnCyte LLC, a wholly-owned affiliated of Company dissolved in 2018, as party to the License Agreement;

WHEREAS, the parties to this Amendment entered into that certain Memorandum of Understanding dated November 30, 2021 (the “MOU”) in which the parties agreed to amend the Agreement with respect to the scope of the Company’s rights to sublicense and enforce the Dartmouth Patent Rights; and

WHEREAS, the parties now desire to amend the Agreement in accordance with the MOU.

NOW, THEREFORE, in consideration of the premises and the covenants herein contained, the parties agree as follows:

1.	Capitalized terms used herein and not otherwise defined shall have the meanings given them in the Agreement.

2.	Amendment of Agreement

A.	Section 2.02 is hereby amended and restated in its entirety as follows:

“Section 2.02 Sublicenses and Releases.

(a)    Subject to the terms of this Agreement, without Dartmouth’s consent in each instance, Company shall have the exclusive right to grant sublicenses and releases to Third Parties under Dartmouth Patent Rights (“Patent Sublicenses”), and a non-exclusive right to grant sublicenses to Third Parties under Dartmouth Know-How (“Know-How Sublicenses”, collectively with Patent Sublicenses or individually, a “Sublicense” or “Sublicenses”), to make, have made, use, offer for sale, sell, import and commercialize the Licensed Products and Platform Products in the Field in the Territory; provided, however, Dartmouth shall have the right to grant sublicenses and releases in connection with the settlement of any infringement action commenced by Dartmouth pursuant to Section 8.01(a). All Patent Sublicenses and Know-How Sublicenses shall (i) be in writing (ii) be limited to the Field, (iii) not contain any rights under the Dartmouth Patent Rights or Dartmouth Know How that are broader than the rights granted under the Agreement to Company, (iv) not obligate Dartmouth (including upon any assignment of such Sublicense from Company to Dartmouth as set forth herein) to any warranty, liability or obligation not included under this Agreement, and (v) be subject to the requirements of Section 2.02(b). Company shall provide Dartmouth with copies of all Patent Sublicenses and Know How Sublicenses at least ten (10) business days prior to the intended execution date for Dartmouth’s review, provided that such copies may be redacted to remove confidential information of the prospective sublicensee or Company, so long as the redacted copy contains sufficient detail for Dartmouth to ensure that the proposed Sublicense is compliant with the requirements of this Agreement. Upon termination of this Agreement, all Sublicenses shall survive termination and be automatically assigned by Company to Dartmouth (“Assignment”) conditioned on the following: (1) a Sublicense shall only survive termination and be assigned to Dartmouth if the Sublicense includes, or the applicable sublicensee within thirty days after the termination of the Agreement agrees to, indemnification and insurance obligations at least as favorable to Dartmouth as Company’s indemnification and insurance obligations under the Agreement, (2) Company is not in default of its obligation to reimburse Dartmouth for or pay for expenses in connection with preparation, filing, prosecution, and maintenance of Dartmouth Patent Rights as required by the Agreement, or in default of any obligation to pay expenses to third parties (including any attorneys and patent agencies) that Company incurs related to the preparation, filing, prosecution and maintenance of the Dartmouth Patent Rights, (3) Dartmouth accepts no liability incurred by or resulting from any Company acts or omissions through and including the date of assignment, (4) Company’s right to enforce such assigned Sublicense and all rights and remedies under such Sublicenses are assigned entirely and solely to Dartmouth (and Company retains no rights or remedies thereunder), including, any right to terminate such Sublicenses in accordance with their terms, which must include the right to terminate for material breach, and (5) Dartmouth has received a full and complete unredacted copy of the assigned Sublicense. To the extent applicable to an assigned Sublicense, Dartmouth shall use reasonable efforts to maintain the Dartmouth Patents Rights consistent with its obligations under the Agreement.

(b)    As a condition to the right to grant Patent Sublicenses and Know-How Sublicenses under Section 2.02(a), Company shall

(i)    ensure that each Patent Sublicense and Know-How Sublicense granted by Company is limited to the scope of rights granted to Company under this Agreement;

(ii)    use commercially reasonable efforts to obligate each sublicensee to carry insurance and indemnify Dartmouth to the same extent as Company’s obligations under this Agreement;

(iii)    make no warranties or representations on behalf of Dartmouth, do not agree to any obligation or liability on behalf of Dartmouth, and include Dartmouth in all warranty and liability disclaimers, exclusions and liability caps, all of which must be no less than the disclaimers and liability caps set forth in this Agreement;

(iv)    include Dartmouth as a third party beneficiary of the warranty and liability disclaimers, exclusions, and liability caps under each Sublicense, and include that, if such Sublicense is assigned to Dartmouth by Company, such assignment from Company to Dartmouth does not include assignment to or acceptance by Dartmouth of any liabilities or obligations of Company that were incurred on or before the date of assignment and Sublicensee must agree to Dartmouth’s insurance and indemnification requirements if not already included in the Sublicense; and

(v)    provide Dartmouth with a true and complete copy of each agreement containing a Patent Sublicense and/or Know-How Sublicense (and all amendments thereof) promptly after execution; provided that such agreements and amendments may be redacted to remove confidential information of sublicensee or Company, so long as the redacted copy contains sufficient detail for Dartmouth to ensure that the Sublicense is compliant with the requirements of this Agreement.

(c)    For any release relating to the Dartmouth Patent Rights issued pursuant to the rights granted in Section 2.02(a), regardless of whether such release is part of a settlement, Sublicense, or part of any other transaction or agreement relating to the Dartmouth Patent Rights (each, a “Release”), Company shall ensure that:

(i)	all consideration received in exchange for the Release is included in Sublicense Income and is subject to the terms of the Agreement applicable to Sublicense Income;

(ii)

any release granted by the released party or parties in exchange for or in connection with receipt of the Release shall include a release of all claims against Dartmouth related to the Dartmouth Patent Rights within the Field and Territory;

(iii)	all Releases granted to the released party are no broader than the Field and Territory;

(iv)	all Releases are subject to Dartmouth review in the same manner as Sublicenses pursuant to Section 2.02(a) and must be delivered to Dartmouth upon execution without any redaction.

(d)    During the Term of this Agreement, Company shall remain responsible for the performance of all sublicensees under each Sublicense as if such performance were carried out by Company , including, without limitation, the payment of all amounts due and payable pursuant to this Agreement, which includes without limitation Dartmouth’s share of Sublicense Income in accordance with Sections 5.01(d)-(f) and 2.02(c) of this Agreement, regardless of whether the terms of any Sublicense provide for such amounts to be paid by the sublicensee to Company or directly to Dartmouth. Company agrees that it has sole responsibility to promptly (a) notify Dartmouth in writing of termination of any Sublicense; and (b) summarize and deliver copies of all reports provided to Company by sublicensees that (i) relate to any sublicensee’s breach of its obligations under a Sublicense, or (ii) relate to Sublicense Income or Net Sales; provided that such reports may be redacted to remove any confidential information of the sublicensees so long as the redacted copy contains sufficient detail for Dartmouth to ensure that the sublicensee is in compliance with its Sublicense and the requirements of this Agreement.

B.	Section 4.02 is hereby amended by replacing the phrase “After fourteen (14) years” with the phrase “After sixteen (16) years”.

C.	Section 8.01 is hereby amended and restated in its entirety as follows:

“Section 8.01 Infringement Matters.

(a)    Infringement by Third Parties. Company shall give Dartmouth prompt notice of any incident of alleged infringement of Dartmouth Patent Rights coming to its attention (an “Infringement Notice”). The parties shall thereupon confer together as to what steps are to be taken to stop or prevent such infringement in the Field. Provided that Company is not in material default under the Agreement, Company shall have the first right, but not the obligation, to commence an action with respect to such infringement in the Field, which may include sending a notice letter, proposing licensing discussions, and/or filing suit against such infringer of the Dartmouth Patent Rights, (“Enforcement Action”) and to settle the same (provided that such settlement includes a full release of claims and liabilities against Dartmouth related to the Dartmouth Patent Rights within the Field and does not include any admission of wrongdoing or obligation on the part of Dartmouth). Company is solely responsible for all costs and expenses of any nature incurred by it, Dartmouth and any other person or party on behalf of or in connection with Dartmouth, including without limitation attorneys’ and experts’ fees, and without deduction or setoff against amounts due to Dartmouth under the Agreement, and without recourse to Dartmouth (collectively, “Action Costs”) in connection with any Enforcement Action that Company undertakes. Only if Company has not commenced an Enforcement Action against an alleged infringer within one hundred twenty (120) days of the date of the Infringement Notice (such one hundred and twenty day period being extendable by an additional sixty days with Dartmouth’s consent, which consent shall not be unreasonably withheld or delayed), Dartmouth shall have the right to pursue legal action against such alleged infringer, in accordance with this Section 8.01.

(b)    Dartmouth Joined as Party Plaintiff. Prior to Company commencing an Enforcement Action, Company and Dartmouth shall reasonably confer regarding whether Dartmouth is a necessary party to such Enforcement Action, and, if the parties determine that Dartmouth is likely a necessary party to such Enforcement Action, then Dartmouth agrees that it will not object to joining the Enforcement Action as a party plaintiff, and Company shall be responsible for all Action Costs related thereto. If Company commences an Enforcement Action as described in Section 8.01(a) above and Dartmouth has not already joined as a party plaintiff in accordance with the preceding sentence, (i) Dartmouth shall have, in its sole discretion, the option to join such action as a party plaintiff; or (ii) Company may include Dartmouth as a party plaintiff if such joinder is deemed necessary by court order to commence or maintain any legal action or proceeding for infringement, and in such instance, Dartmouth will permit itself to be joined as a party plaintiff; and in either (i) or (ii), Company shall be responsible for all Action Costs related thereto.

(c)    Notice of Actions; Settlement. Each party shall promptly inform the other party of any action or suit relating to Dartmouth Patent Rights. Provided that Company is not in material default of any of its payment obligations under the Agreement, Dartmouth’s consent shall not be required for Company to enter into any settlement, consent judgment or other voluntary final disposition of any action relating to Dartmouth Patent Rights, further provided that such settlement, consent judgement or other voluntary final disposition (i) includes a full release of claims and liabilities against Dartmouth related to the Dartmouth Patent Rights within the Field, (ii) does not include any admission of wrongdoing or obligation on the part of Dartmouth, and (iii) does not in any way diminish the rights, scope, validity or enforceability of any of the Dartmouth Patent Rights. In the event that a declaratory judgment action or other proceeding alleging invalidity or non-infringement of any of the Dartmouth Patent Rights (“Adverse Action”) is brought against Company or Dartmouth or otherwise, then, , Company shall defend such Adverse Action and Dartmouth shall have the right to participate in the defense of such action or proceeding. Company shall be solely responsible for all Action Costs in connection with any Adverse Action. Only if Company fails to provide written notice to Dartmouth within thirty (30) days of receipt of notice of such Adverse Action (or shorter time if action is required in a shorter time under such notice) that Company shall control the defense of such Adverse Action, then Dartmouth shall have the right to control the defense of the action and Company shall be responsible for all Action Costs. If any Dartmouth Patent Right is held invalid or unenforceable in any court or administrative agency anywhere in the world as a result of any counter action to any Enforcement Action, or through any other Adverse Action, Company shall pursue commercially reasonable actions and appeals to uphold the validity and enforceability of such Dartmouth Patent Rights.

(d)    Cooperation. Each party agrees to cooperate reasonably in any action under this Article 8 that is controlled by the other party, provided that if Company is the controlling party, Company shall reimburse Dartmouth and its personnel and related persons for all Action Costs incurred in connection with providing such assistance. The controlling party shall keep the cooperating party reasonably informed of the progress of such proceedings and shall make its counsel available to the cooperating party. The cooperating party shall also be entitled to independent counsel in such proceedings.

(e)    Recovery. Any award, judgement, settlement, damages, or other payment made by a Third Party as the result of any Enforcement Action or Adverse Action controlled by Company shall first be applied to reimbursement of all legal fees and expenses incurred by Company (including any Action Costs of Dartmouth reimbursed by Company), then reimbursement of all legal fees and expenses incurred by Dartmouth and not previously reimbursed by Company, and then Company shall pay Dartmouth per Sections 5.01(d) and (e) of the Agreement and retain any remaining amounts. If Dartmouth is the controlling party of any Enforcement Action or Adverse Action, any award, judgement, settlement, damages, or other payment made by a Third Party as the result of such Enforcement Action or Adverse Action controlled by Dartmouth shall be retained in its entirety by Dartmouth and no amounts shall be shared with Company.

3.

Upon execution of this Amendment, Company shall pay to Dartmouth a non-refundable, non-creditable fee of one million U.S. Dollars (USD $1,000,000.00) (“Fifth Amendment Fee”) and an additional non-refundable, non-creditable fee in the amount of USD $60,000 per year to be paid on the anniversary of the Closing Date for five years commencing on the first anniversary of the Closing Date (“Sublicense Expense Fee”) as consideration for Dartmouth’s agreement to accept assignment of sublicenses from Company upon termination of the Agreement and in recognition of Dartmouth’s continuing obligations to incur costs and liabilities in connection with such sublicenses, as set forth in the Fifth Amendment. Payments under the Fifth Amendment do not relieve Company of any ongoing payment obligations under the Agreement.

4.

This Amendment is governed by the License Agreement and by this reference is incorporated therein. Except as expressly amended by this Amendment, the terms and conditions of the License Agreement shall remain in full force and effect.

5.

The Agreement, including this Amendment, shall be construed, governed, interpreted and enforced according to the laws of the State of New Hampshire, without giving effect to its conflict of laws principles. The parties agree that all litigated disputes in connection with the Agreement will be brought in any court in Grafton County, State of New Hampshire or the United States Federal District Court for the State of New Hampshire in Concord, NH and consent to the exclusive jurisdiction of such courts.

6.

This Amendment may be executed in two counterparts, each of which shall be deemed an original, but both of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Amendment by email of a scanned copy will be effective as delivery of an original executed counterpart of this Amendment.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Fifth Amendment to the License Agreement as of the Amendment Effective Date.

CELYAD ONCOLOGY SA

By:
Name:	Filippo Petti
Its:	Chief Executive Officer

TRUSTEES OF DARTMOUTH COLLEGE

By:
Name:	Kim Rosenfield
Its:	Director, Technology Transfer